SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

Amendment No. 7

ONSITE ENERGY CORPORATION

(Name of Issuer)

Class A Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

68284P 10 8

(CUSIP Number)

Cynthia S. Couch

Assistant Secretary

Westar Industries, Inc.

818 S. Kansas Avenue

Topeka, Kansas 66612

(785)575-1617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Larry D. Irick

818 S. Kansas Avenue

Topeka, Kansas 66612

(785)575-1625

June 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 68284P 10

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. Westar Industries, Inc. 48-1092416

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

CUSIP No. 68284P 10

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. Westar Energy, Inc. 48-0290150

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Statement”) relates to the Class A Common Stock par value $.001 per share (“Common Stock”), of Onsite Energy Corporation (“Company”). The principal executive offices of the Company are at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009.

Item 2.	Identity and Background.

(a-b) This statement is filed on behalf of Westar Industries, Inc. (“Westar Industries”) and Westar Energy, Inc., formerly known as Western Resources, Inc. (“Westar Energy”). Westar Industries and Westar Energy together are referred to herein as the “Reporting Persons.” The business address of the Reporting Persons is 818 South Kansas Avenue, Topeka, Kansas 66612. A current list of executive officers and directors of the Reporting Persons is attached hereto as Exhibit A and is incorporated by reference herein to this Item 2 (a-b).

(c) Westar Industries is a holding company that owns subsidiaries and investments dealing in the electronically monitored security business, the delivery and sale of natural gas, and energy-related products. Westar Industries is a wholly-owned subsidiary of Westar Energy. Westar Energy is a company engaged in the production, purchase, transmission, distribution and sale of electricity, and through its subsidiaries and investments, the delivery and sale of electronically monitored security services, natural gas, and energy-related products. The current principal occupation or employment and the name and address of the corporation or other organization in which such employment is conducted for each of the executive officers and directors of the Reporting Persons is identified in Exhibit A and is incorporated by reference herein to this Item 2 (c).

(d-e) During the five years prior to the date hereof, neither of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any executive officer or director of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Westar Industries is a corporation organized under the laws of Delaware. Westar Energy is a corporation organized under the laws of Kansas. All of the executive officers and directors of the Reporting Persons identified in Exhibit A are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of Issuer.

(a) Not applicable.

(b) Not applicable.

(c) On June 26, 2003, Westar Industries sold its holdings of the Company’s Common Stock (3,174,265 shares) and Class C Convertible Preferred Stock (649,120 shares) in a private transaction for an aggregate price of $135,000. As a result of this transaction, the Reporting Persons are no longer owners of any of the Company’s stock.

Except as set forth in this Statement, neither the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any executive officer or director of the Reporting Persons beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A. Executive Officers and Directors of Westar Industries, Inc. and Westar Energy, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTAR INDUSTRIES, INC.

By:	/s/ CYNTHIA S. COUCH
Cynthia S. Couch Assistant Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTAR ENERGY, INC.

By:	/s/ LARRY D. IRICK
Larry D. Irick Corporate Secretary

Dated:	June 27, 2003